EXHIBIT 99.1

Student Transportation, Inc. Awarded Additional Contracts in Greater Los Angeles Area

Customer Service, Safety and Alternative Fueled Vehicles Key

WALL, N.J., Feb. 18, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that its subsidiary, Student Transportation of America, Inc. (STA), has been selected and awarded new contracts, that will add approximately $10.5 million in annual revenue to its existing base of operations, to provide new transportation services in the greater Los Angeles area.

The Los Angeles Unified School District (LAUSD), the second largest school district in the U.S., awarded STA a five-year contract beginning July 1, 2016 with a renewal option for additional new routes that are being added to the LAUSD transportation system. This contract features a fleet of 68 new clean-burning, propane powered, wheelchair lift equipped buses that will operate from a new location to be located within the LAUSD boundaries. STA currently operates over 230 vehicles under various long term contracts with LAUSD and the new routes will add to the regional density the company has built for many school district customers it serves in southern California.

“LAUSD was asking for new, specialized equipment for added service requirements. We have an excellent relationship with them so it was great to be chosen for the new contract. We were able to secure pricing above our existing rates, which is a good sign, and also will look to see about locking in fuel at the current low rates,” stated Don Kissell, Senior Vice President of Operations for STA in the Western Region. “The district will take advantage of all that STA has to offer including our focus on safety, exceptional customer service, advanced technology and alternative fueled vehicles. Our folks are always excited to expand and grow here. We have built a tremendous reputation for the company here.”

In addition to being awarded the LAUSD contract, STA has been selected to provide services to North Los Angeles County Regional Center (NLACRC) with 38 routes beginning July 1, 2016 for a five-year contract period. NLACRC is one of 21 private, non-profit organizations under contract with the California Department of Developmental Services (DDS) to coordinate and provide community-based services to persons with developmental disabilities in the Antelope Valley communities of Palmdale and Lancaster. STA will be transporting those passengers to various sites in the area. The contract provides for year round service versus the company’s normal school year contract.

STA was also chosen as the transportation provider for a unique three and a half year contract with the Porter Ranch community near Los Angeles with service having commenced on January 12, 2016. This special contract came about as a result of the national news story regarding a leaking underground natural gas well in Porter Ranch with residents having to be relocated and two LAUSD schools closed due to respiratory health concerns. In mid-December, LAUSD put out a rapid emergency procurement request for buses to transport students from Porter Ranch to schools in other areas. The local STA team rose to the occasion and offered 8 buses immediately to help and were chosen a week later for the multi-year contract.

"We continue to be committed to our communities and helping where and when we can. We have been expanding our North American footprint on a targeted and strategic basis and look forward to working with all of these customers to provide safe, reliable service,” added Kissell.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contact:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Alex Kovtun
(212) 836-9620/akovtun@equityny.com